Exhibit 2.1

Summary
of
Cancellation Agreement

Party A:	Chongqing Chaosheng Education and Investment Co., Ltd. Legal Representative: Xu Hong Title: Chairman

Party B:	Yupei Information Technology (Shanghai) Co., Ltd. Legal Representative: Ron Chan Tze Ngon Title: Chairman

Party A and Party B executed a share transfer agreement on August 11, 2009. In accordance to the aforesaid share transfer agreement, Party A shall transfer 20% equity interests in Chongqing Hai Lai Technology Education Development Co., Ltd., the total amount of the share transfer price is RMB135,000,000. Up till now, the aforementioned share transfer agreement has not been performed. Now, pursuant to Article 93 of the Contract Law of the People’s Republic of China, after friendly negotiations of Party A and Party B, both parties hereby agree to cancel the aforesaid share transfer agreement on September 11, 2009. Such agreement is void since the beginning. Party A and Party B are not responsible to each other for any breach liability.

This cancellation agreement becomes effective after Party A and Party B sign and seal on the agreement.

This agreement consists of four copies. Party A and Party B hold two copies, respectively, and all copies have the same legal effect.

Party A:	Chongqing Chaosheng Education and Investment Co., Ltd. Legal Representative/ Authorized Person: Xu Hong /s/ Xu Hong Date: September 18, 2009

Party B:	Yupei Information Technology (Shanghai) Co., Ltd. Legal Representative/ Authorized Person: Ron Chan Tze Ngon /s/ Ron Chan Tze Ngon Date: September 18, 2009